Mail Stop 4561

August 30, 2006

By U.S. Mail and facsimile to (973) 740-5264.

Joseph M. Leone
Vice Chairman and Chief Financial Officer
CIT Group Inc.
1211 Avenue of the Americas
New York, NY 10036

> **Re: CIT Group Inc.**
> **Form 10-K for Fiscal Year December 31, 2005**
> **File No. 001-31369**

Dear Mr. Leone:

We have reviewed your response dated June 28, 2006 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 56

1. Please refer to our previous comment 2. You have stated that cash flows from the sale or securitization of loans and receivables not identified for sale or securitization upon origination are reported in the financing section of your cash flow statement. Considering the large volume of securitizations you report on page 45 of your 2005 Form 10-K compared to the small amount of cash flows

from sales and securitizations reported in the operating section of your cash flow statement, it remains unclear to us why a portion of these cash flows should not be presented in your operating section of your cash flow statement. Please advise us as follows:

- Clearly explain how you determined that the portion of loans and receivables sold or securitized met the requirements of paragraph 8(a) of SOP 01-6 to be classified as held for investment *upon origination*;

- Reconcile your history of securitizing loans and receivables with the condition in paragraph 8(a) of SOP 01-6 that at the time of origination you have the *intent and ability* to hold the receivables for the foreseeable future, or until maturity or payoff.

- Please tell us whether you perform periodic cash flow projections to assess your liquidity needs. If so, tell us whether during the last three fiscal years these cash flow projections contemplated the sale or securitization of loans and receivables as a source of liquidity and if so, to what extent.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested supplemental information. Please include your proposed disclosures in your response. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3851 if you have questions.

Sincerely,

Paul Cline
Senior Accountant